UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 59122 / December 19, 2008

Admin. Proc. File No. 3-13153

In the Matter of

WALL STREET DELI, INC., et al.

WATERFALLS CORP., Respondent

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding as to Waterfalls Corp. has expired. No such petition has been filed, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 1/ that the initial decision of the administrative law judge as to Waterfalls Corp. 2/ has become the final decision of the Commission. The order contained in that decision is hereby declared effective. That order revoked the registrations of all classes of securities of Waterfalls Corp. pursuant to Section 12(j) of the Securities Exchange Act of 1934. 3/

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Florence E. Harmon
Acting Secretary

1/   17 C.F.R. § 201.360(d).

2/   Waterfalls Corp., Initial Decision Rel. No. 361 (Nov. 14, 2008), __ SEC Docket __.

3/   15 U.S.C. § 78l(j).

INITIAL DECISION RELEASE NO. 361
ADMINISTRATIVE PROCEEDING
File No. 3-13153

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
WALL STREET DELI, INC.,	:	INITIAL DECISION AS TO
WAMEX HOLDINGS, INC.,	:	WATERFALLS CORP.
WATERFALLS CORP.,	:	November 14, 2008
WEBMEDICALSERVICES.COM, INC., and	:	
WORLD MEDIA GROUP, INC.	:	

APPEARANCES: Neil J. Welch, Jr., David S. Frye, and Paul W. Kisslinger for the Division of Enforcement, Securities and Exchange Commission

Zachary Broch, President, for Respondent Waterfalls Corp.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the common stock of Waterfalls Corp. (Waterfalls).[1] The revocation is based on Waterfalls's failure to file required periodic reports with the Securities and Exchange Commission (Commission) for more than seven years. Although Waterfalls represents that it plans to return to compliance, at this time, it has not filed past-due and current periodic reports, and it is not possible to predict a date when this might occur.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 2, 2008. At a September 30, 2008, prehearing conference, the parties requested leave to file motions for summary disposition and consented to an initial decision based on the pleadings. Leave was granted, pursuant to 17 C.F.R. § 201.250(a); the motions for summary disposition

[1] Waterfalls states that it is now known as Equity Capital Funding Corp.

were due on October 28, 2008, and oppositions, on November 12, 2008. <u>Waterfalls Corp.</u>, Admin. Proc. No. 3-13153 (A.L.J. Sept. 30, 2008) (unpublished). The Division of Enforcement (Division) filed its motion for summary disposition on October 28, 2008. Waterfalls filed neither a motion for summary disposition nor an opposition to the Division's motion for summary disposition.

This Initial Decision is based on the Division's filing of October 28, 2008, Waterfalls's Answer to the OIP, and the Commission's public official records concerning Waterfalls, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in Waterfalls's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. **Allegations and Arguments of the Parties**

The OIP alleges that Waterfalls securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any annual or quarterly reports since its Form 10-QSB for the quarter ended June 30, 2001. The Division requests that the registration of Waterfalls securities be revoked. Waterfalls states that it has taken steps to become current and that it has been required to divert some of its limited funds from that effort in order to defend this proceeding. Thus, it argues, the proceeding should be dismissed in the public interest.

C. **Exhibits Admitted into Evidence**

The following items included in the Division's Motion for Summary Disposition, at Exhibits 1 through 6, 8, and 9, are admitted as Division Exhibits 1 through 6, 8, and 9:

Waterfalls Answer to the OIP (Div. Ex. 1);

Waterfalls Form 10-SB, excerpt (Div. Ex. 2);

Waterfalls EDGAR screenshot (Div. Ex. 3);

Westlaw® printout concerning Equity Capital Funding Corp. (Div. Ex. 4);

Waterfalls Form 10-QSB for the quarter ended June 30, 2001 (Div. Ex. 5);

July 1, 1998, Judgment of Conviction of Zachary B. Broch (Broch) (Div. Ex. 6);

February 27, 2004, letter from Division of Corporation Finance (CorpFin) to Michael Linde, President, Waterfalls (Div. Ex. 8); and

July 23, 2007, letter from CorpFin to counsel for Waterfalls (Div. Ex. 9).

II. FINDINGS OF FACT

Waterfalls (CIK No. 1098965)[2] is a Delaware corporation, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Div. Ex. 1 at 2. The Commission's public official records show that its history as a public company dates to December 2000, when it registered its common stock pursuant to Exchange Act Section 12(g) as a "blank checks" company. The Commission's public official records show that Waterfalls is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended June 30, 2001. Div. Ex. 1 at 3. The Commission's public official records show that Waterfalls has not submitted a filing of any type since August 13, 2002, when it submitted a Form 12b-25 stating that its Form 10-Q for the quarter ended June 30, 2002, would be filed late, but within five days of the prescribed due date. Div. Ex. 3.

Waterfalls has been attempting to become current since July 2007 and obtained a personal loan from its chief executive officer to fund the work necessary for compliance with the reporting requirements. Div. Ex. 1 at 2-6. It engaged a vendor to provide bookkeeping services and compile its financial statements in October 2007. Div. Ex. 1 at 6. It states that it has engaged an independent accountant to audit its financial statements. Div. Ex. 1 at 2. However, the Commission's public official records show that the company has not filed a Form 8-K to disclose this, as specified in Form 8-K Item 4.01.

The Commission's public official records show that the company has not filed a Form 8-K to disclose additional information,[4] as specified in Form 8-K Items 5.01 and 5.02. In spring 2007, Broch became the president, director, and sole shareholder of Waterfalls, which changed its name to Equity Capital Funding Corporation. Div. Ex. 1 at 4. As of that time, the company was engaged in the business of mortgage lending. Div. Ex. 1 at 4. Official notice, pursuant to 17 C.F.R. § 201.323, is taken of the fact that Broch is a convicted felon, having been convicted in the United States District Court for the Northern District of Florida on July 1, 1998, of Uttering a Counterfeit Obligation of the United States, in violation of 18 U.S.C. § 472, and sentenced to fourteen months of imprisonment and three years of supervised release. Div. Ex. 6.

III. CONCLUSIONS OF LAW

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.703 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

[4] In July 2007, CorpFin staff reminded the company of the requirement of filing Forms 8-K to disclose such information. Div. Ex. 9 at 2.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. By failing to file the required reports, Waterfalls violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

The Division requests that the registration of Waterfalls's securities be revoked,[5] while Waterfalls requests that the proceeding be dismissed.

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id., 88 SEC Docket at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart, 57 S.E.C. at 968-69 n.14.

Waterfalls's violations were recurrent in that it failed to file periodic reports for more than seven years. Concerning culpability, the record does not show scienter,[6] but rather a failure

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[5] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of registration of its securities.

[6] Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

to obtain and devote sufficient resources to enable the company to file required reports. Waterfalls's efforts to remedy its past violations and ensure future compliance have not yet borne fruit in the form of past-due and current periodic reports. Its violations will continue until Waterfalls becomes current. The fact that the company had to obtain a personal loan to pay for the work necessary to file past-due reports bodes ill for its future compliance; without a revenue source to fund the expenses of auditing or reviewing its financial statements and filing periodic reports in the future, compliance is unlikely.

To the extent that Waterfalls suggests that the spring 2007 change of control and officers affected its efforts toward becoming compliant, eighteen months have passed without any periodic reports having been filed. Further, a change of management does not insulate a registrant from revocation. See America's Sports Voice, Inc., 90 SEC Docket 879, 884 (Mar. 22, 2007), recon. denied, 90 SEC Docket 2419 (June 6, 2007).

In sum, to whatever extent Waterfalls has made efforts toward remedying its past violations and ensuring future compliance, the investing public still does not have access to past and current audited financial information, and the date when this will occur cannot be predicted. Thus, neither dismissal of the proceeding, as requested by Waterfalls, nor a suspension of registration for a period of twelve months or less is an appropriate disposition.[7] Rather, revocation of the registration of Waterfalls's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Waterfalls Corp., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a

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[7] Compare e-Smart Techs., Inc., 57 S.E.C. 964 (2004), e-Smart, 84 SEC Docket 2979 (A.L.J. Feb. 3, 2005). In that case, the Commission stated that a company's "subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors'" within the meaning of Section 12(j) of the Exchange Act. e-Smart, 57 S.E.C. at 970 (emphasis added). By contrast, in the instant case, a subsequent filing history is lacking.

party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____

Carol Fox Foelak
Administrative Law Judge